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December 18, 2025
VIA EDGAR
Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
Office of Crypto Assets
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Avalanche ETF
Amendment No. 2 to Registration Statement on Form S-1
Filed November 26, 2025
File No. 333-285831
Responses to Staff comments received by letter dated December 15, 2025
Dear Mr. Gessert and Ms. Berkheimer:
On behalf of our client, VanEck Avalanche ETF (the “Trust”), set forth below are the Trust’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 15, 2025 (the “Comment Letter”) in connection with the Trust’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on November 26, 2025. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments.
The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. All page references in the responses below are to the pages of the Amended Registration Statement, unless otherwise specified. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.
Amendment No. 2 to Registration Statement on Form S-1
General
1.Please revise to disclose the percentage of the Trust's AVAX to be staked and tell us, with a view towards revised disclosure, whether a current percentage of the Trust's AVAX

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
December 18, 2025

being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.
In response to the Staff's comment, the Trust has revised the disclosure on page 3 of the Prospectus to disclose the percentage of the Trust's AVAX to be staked and on pages 2 and 97 to disclose that a current percentage of the Trust's AVAX being staked will be made publicly available to investors on a regular basis on the Trust's website.

2.We note your disclosure that you may seek to use or hold liquid staking tokens. To the extent you intend to list your shares under the exchange's generic listing standards, please tell us why you believe you are permitted to hold liquid staking tokens. Otherwise, please revise to remove references to using or holding liquid staking tokens or to clarify that they are not a permissible holding.
In response to the Staff's comment, the Trust has revised the disclosure on the front cover page of the Prospectus and pages 1, 3, 6, 78, 97-98 and 162 of the Prospectus to remove the references to using or holding liquid staking tokens.
Risk Factors
Risks Associated with AVAX And The Avalanche Network
The Trading Prices Of Many Digital Assets, Including AVAX, Have Experienced Extreme Volatility In Recent Periods..., page 17
3.We note your revised disclosure under this heading that "[t]he price of some digital assets, including AVAX, has risen..." Please expand to provide quantitative information related to the price of AVAX illustrating this trend, or revise to clarify your disclosure.
In response to the Staff's comment, the Trust has revised the disclosure on page 17 of the Prospectus to remove the statement "The price of some digital assets, including AVAX, has risen following the election of Donald Trump as president of the United States."
AVAX, AVAX Market, AVAX Exchanges and Regulation of AVAX
Creation of New AVAX
Initial Creation of AVAX, page 98
4.Please expand to describe the progressive minting process by which the AVAX supply increases.
In response to the Staff's comment, the Trust has revised the disclosure on pages 95-96 of the Prospectus to describe the minting process by which AVAX supply increases.
The Trust's Staking Program, page 98

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
December 18, 2025

5.Please revise your disclosure here to explain whether and to what extent you anticipate laddering staking terms and/or utilizing your buffer to manage liquidity in light of the two week minimum validation period.
In response to the Staff's comment, the Trust has revised the disclosure on page 97 of the Prospectus to explain to what extent the Trust anticipates laddering staking terms to manage liquidity in light of the two week minimum validation period.
Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Very truly yours,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Jan F. van Eck, VanEck Digital Assets, LLC
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP